SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Boulevard Acquisition Corp.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

10157P104

(CUSIP Number)

Stephen S. Trevor

Greenberg Traurig, LLP

200 Park Avenue

New York, New York 10166

(212) 801-9200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 12, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10157P104		SCHEDULE 13D

1	Name of Reporting Persons Boulevard Acquisition Sponsor, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power 5,997,125

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power 5,997,125

11	Aggregate Amount Beneficially Owned by Each Person 5,997,125

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) (see Item 5(a)) 19.8%

14	Type of Reporting Person CO

CUSIP No. 10157P104		SCHEDULE 13D

1	Name of Reporting Persons Marc Lasry

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power 5,997,125

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power 5,997,125

11	Aggregate Amount Beneficially Owned by Each Person 5,997,125

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) (see Item 5(a)) 19.8%

14	Type of Reporting Person IN

CUSIP No. 10157P104		SCHEDULE 13D

1	Name of Reporting Persons Sonia E. Gardner

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power 5,997,125

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power 5,997,125

11	Aggregate Amount Beneficially Owned by Each Person 5,997,125

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) (see Item 5(a)) 19.8%

14	Type of Reporting Person IN

Item 1.                          Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, $0.0001 par value per share (the “Common Stock”), of Boulevard Acquisition Corp., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 399 Park Avenue, 6th Floor, New York, NY 10022.

Item 2.                          Identity and Background

(a) This statement is filed by Boulevard Acquisition Sponsor, LLC (the “Sponsor”), Marc Lasry, and Sonia E. Gardner (collectively, the “Reporting Persons”).

(b) The principal business address of the Reporting Persons is 399 Park Avenue, 6th Floor, New York, NY 10022.

(c) The principal business of each of the Reporting Persons is as follows:

Name	Principal Business
Boulevard Acquisition Sponsor, LLC	Sole business is to act as the Issuer’s sponsor in connection with its initial public offering.
Marc Lasry	Chairman and Chief Executive Officer of Avenue Capital Group. Chairman and Director of the Issuer. Managing Member of the Sponsor.
Sonia E. Gardner	President and Managing Partner of Avenue Capital Group Managing Member of the Sponsor

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f) The individual Reporting Persons are all citizens of the United States of America. The Sponsor was formed under Delaware Law.

Item 3.                          Source and Amount of Funds or Other Consideration

Funds for the purchase of securities reported herein were derived from available working capital of the Sponsor. The Sponsor paid the Issuer $25,000 for the Founder Shares (as defined below) and $5,950,000 for the Private Placement Warrants (as defined below).

Item 4.                          Purpose of Transaction

Founder Shares

Pursuant to the terms of a securities purchase agreement with the Issuer effective as of November 19, 2013 (the “Securities Purchase Agreement”), the Sponsor purchased 6,037,500 shares of Common Stock (the “Founder Shares”) for an aggregate purchase price of $25,000 in cash, or approximately $0.004 per share after giving effect to the stock dividends described below.  Pursuant to the terms of a securities assignment agreement dated as of January 31, 2014 (the “Securities Assignment Agreement”), the Sponsor transferred 20,125 of the Founder Shares to each of the Issuer’s three independent directors for a price equal to approximately $0.004 per share (adjusted to give effect to the stock dividends). On February 11, 2014 and February 12, 2014, in connection with increases in the number of shares of the Common Stock to be offered in the Issuer’s initial public offering, the Issuer effected stock dividends of approximately 0.167 shares and 0.2 shares, respectively, for each outstanding share of the Common Stock.

Private Placement Warrants

Pursuant to a sponsor warrants purchase agreement dated as of November 19, 2013, as amended and restated on February 12, 2014 (the “Private Placement Warrants Purchase Agreement”), the Sponsor purchased 5,950,000 warrants (the “Private Placement Warrants”) for an aggregate price of $5,950,000 in a private placement on February19, 2014.  Each Private Placement Warrant entitles the holder to purchase one share of Common Stock for $11.50 per share and is exercisable beginning on the later of one year after issuance or 30 days after the completion of the Issuer’s initial business combination and may be exercised on a cashless basis.  The Private Placement Warrants will expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.  The Private Placement Warrants (including the shares of Common Stock issuable upon exercise of the Private Placement Warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by it until 30 days after the completion of the Issuer’s initial business combination (except, among other limited exceptions, to officers and directors of the Issuer and other persons or entities affiliated with the Sponsor) and they are not redeemable by the Issuer so long as they are held by the Sponsor or its permitted transferees.  Permitted transferees will be subject to the same limitations on transfer.

Working Capital Loan

The Sponsor, an affiliate of the Sponsor, or certain of the Issuer’s officers and directors may, but are not obligated to, lend the Issuer funds to finance transaction costs in connection with an intended initial business combination.  Up to $1,000,000 of such loans may be convertible, at the option of the lender, into warrants of the post business combination entity at a price of $1.00 per warrant.  The terms of the warrants would be identical to the terms of the Private Placement Warrants.  The terms of such loans have not been determined.

Registration Rights

The Sponsor is a party to a registration rights agreement dated as of February 12, 2014 (the “Registration Rights Agreement”) with the Issuer.  Pursuant to the Registration Rights Agreement, the holders of at least 20% in interest of the Founder Shares (or their permitted transferees), the Private Placement Warrants and the underlying shares that may be acquired upon exercise of the Private Placement Warrants (or their permitted transferees) and any warrants that may be issued upon conversion of working capital loans in an amount up to $1,000,000 and the shares underlying such warrants and any other equity security of the Issuer issued or issuable with respect to any shares of common stock by way of a stock dividend or stock split (collectively the “Registrable Securities,”) shall be entitled to require the Issuer, on three occasions at any time after the date on which the Founder Shares or Private Placement Warrants, respectively, are released from lockup, to register at least 15% of the then outstanding Registrable Securities.  In addition, the holders of the Registrable Securities have “piggyback” registration rights with respect to the Founder Shares and Private Placement Warrants commencing on the date on which the Founder Shares and Private Placement Warrants, respectively, are released from lockup.

Letter Agreement

On February 12, 2014, the Issuer entered into a letter agreement (the “Letter Agreement”) with the Sponsor, and Avenue Capital Management II, L.P, an affiliate of the Sponsor.

Pursuant to the Letter Agreement, the Sponsor may be required to return to the Issuer for cancellation, at no cost, up to 779,625 Founder Shares, in the event that the underwriters in connection with the initial public offering of the Issuer (the “Underwriters”) do not exercise their over-allotment option.  These shares have not  been included in the beneficial ownership of the Reporting Persons for purposes of this Schedule 13D.  Up to an additional 1,494,281 of the Founder Shares held by the Sponsor may be forfeited pursuant to the terms of the Letter Agreement unless (1) the last sales price of the Issuer’s Common Stock exceeds $13.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period within 5 years following the closing of the Issuer’s initial business combination or (2) the Issuer completes a liquidation, merger, stock exchange or other similar transaction that results in all of its stockholders having the right to exchange their shares of Common Stock for consideration in cash, securities or other property with a value which equals or exceeds $13.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like).

Under the Letter Agreement, the Sponsor and its members agreed that they will not propose any amendment to the Issuer’s Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Issuer’s obligation to redeem the shares of Common Stock underlying the units sold in the Issuer’s initial public offering if the Issuer does not complete a business combination within 21 months from the closing of its initial public offering (or 24 months from the closing of its initial public offering if the Issuer has executed a letter of intent, agreement in principle or definitive agreement for a business combination within the 21-month period but has not yet completed the business combination) unless the Issuer provides its public shareholders with the opportunity to redeem their shares upon approval of any such amendment.

The Sponsor has agreed that if the Issuer seeks shareholder approval of a proposed business combination it will vote all shares held by it in favor of such proposed business combination.

Also pursuant to the Letter Agreement, the Founder Shares were placed in an escrow account with Continental Stock Transfer & Trust Company, acting as escrow agent under an Escrow Agreement, and the Sponsor and its members agreed not to transfer (except to certain permitted transferees) any Founder Shares until one year after the completion of the Issuer’s initial business combination or earlier if, subsequent to such business combination, (i) the last sales price of the Issuer’s Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the consummation of the initial business combination or (ii)  the Issuer consummates a subsequent liquidation, merger, share exchange or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their Common Stock for cash, securities or other property (the “Lock-Up Period”).

Under the Letter Agreement, neither the Private Placement Warrants nor the shares underlying such warrants may be transferred (except to certain permitted transferees) until 30 days after the consummation of the initial business combination.

Under the Letter Agreement, the Sponsor and its members agreed to waive, with respect to any shares of the Common Stock held by them, any redemption rights they may have in connection with the consummation of a business transaction, including, without limitation, any such rights available in the context of a stockholder vote to approve such business transaction or in the context of a tender offer made by the Issuer to purchase shares of the Common Stock.

The foregoing summary of certain terms of the Securities Purchase Agreement, the Securities Assignment Agreement, the Private Placement Warrants Purchase Agreement, the Letter Agreement, the Registration Rights Agreement and the Escrow Agreement is not complete and is qualified in its entirety by reference to the full text of the documents, which are referenced as Exhibits 1-6 to this Schedule 13D.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Stock or selling some or all of their Common Stock or warrants and, alone or with others, pursuing discussions with the management, the board of directors, other shareholders of the Issuer and third parties with regard to its investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.                          Interest in Securities of the Issuer

(a)                                 As described in Item 4, the Reporting Persons may be deemed the beneficial owners of 5,997,125 shares of Common Stock representing approximately 19.8% of the outstanding shares of the Issuer’s Common Stock.  This does not include shares issuable upon exercise of the Private Placement Warrants because the Private Placement Warrants are not exercisable within the following 60 days.

The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is calculated based upon 30,187,500  shares of Common Stock reported to be outstanding in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4), filed with the Securities and Exchange Commission February 12, 2014, after giving effect to the completion of the offering, as described therein and assuming no forfeiture of an aggregate of 787,500 Founder Shares by the Sponsor and the Issuer’s independent directors in the event that the Underwriters’ exercise their over-allotment option.

(b)                                 By virtue of their control of the Sponsor, the other Reporting Persons share the power to (i) vote or direct the voting and (ii) dispose or direct the disposition of all of the 5,997,125 shares of Common Stock held by the Sponsor.

(c)                                  Other than the transactions described in Items 3 and 4 above, the Reporting Persons have not effected any transactions in the Common Stock in the past 60 days.

(d)                                 No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)                                  Not applicable.

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the agreements described in Exhibits 1-8 hereto, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.                          Material to be Filed as Exhibits

1                                                          Securities Purchase Agreement, dated November 19, 2013, between the Issuer and Boulevard Acquisition Sponsor, LLC (filed as Exhibit 10.5 to the Issuer’s Registration Statement on Form S-1 SEC File No. 333-193320 on January 13, 2014, and incorporated by reference herein).

2                                                          Second Amended and Restated Private Placement Warrants Purchase Agreement, dated February 12, 2013, between the Issuer and Boulevard Acquisition Sponsor, LLC (filed as Exhibit 10.3 to the Issuer’s Report on Form 8-K on February 19, 2014, and incorporated by reference herein).

3                                                          Securities Assignment Agreement, dated January 31, 2014, among Boulevard Acquisition Sponsor, LLC, Joel Citron; Darren Thompson and Robert J. Campbell (filed as Exhibit 10.10 to the Issuer’s Registration Statement on Amendment No. 1 to Form S-1 SEC File No. 333-193320 on February 2, 2014, and incorporated by reference herein).

4                                                          Registration Rights Agreement, dated February 12, 2014, among the Issuer, Boulevard Acquisition Sponsor, LLC, and the other parties thereto (filed as Exhibit 4.1 to the Issuer’s Report on Form 8-K filed on February 19, 2014, and incorporated by reference herein).

5                                                          Letter Agreement, dated February 12, 2014, among Boulevard Acquisition Corp., Boulevard Acquisition Sponsor, LLC, and Avenue Capital Management II, L.P. (filed as Exhibit 10.1(a) to the Issuer’s Report on Form 8-K on February 19, 2014, and incorporated by reference herein).

6                                                          Securities Escrow Agreement, dated February 12, 2014, among Boulevard Acquisition Corp., Boulevard Acquisition Sponsor, LLC, the Initial Holders party thereto and Continental Stock Transfer & Trust Company (filed as Exhibit 10.4(a) to the Issuer’s Report on Form 8-K on February 19, 2014, and incorporated by reference herein).

7                                                          Joint Filing Agreement, dated February 24, 2014.

8                                                          Powers of Attorney (filed as Exhibit 24 to Form 4s filed by the Reporting Persons on February 14, 2014 and incorporated by reference herein).

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 24, 2014

BOULEVARD ACQUISITION SPONSOR, LLC

By:	/s/ Marc Lasry*
Name: Marc Lasry
Its: Managing Member

/s/ Marc Lasry*
Marc Lasry

/s/ Sonia E. Gardner*
Sonia E. Gardner

* By:	/s/ Alan I. Annex
Name: Alan I. Annex
Attorney-in-Fact